UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SFG Financial Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

CUSIP No. 784137101

(CUSIP Number)

Michael Frey
20 Crossways Park Drive North
Suite 411
Woodbury, NY 11797

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Thomas G. Sherwood LLC
300 Grand City Plaza Suite 222
Gardin City, NY 11530
Tel: (516) 408-7030
Fax: (516) 408-7032

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following page)

(Page 1 of 4 Pages)

SCHEDULE 13D

CUSIP No. 784137101	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Frey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,759,490
	8	SHARED VOTING POWER 114,988
	9	SOLE DISPOSITIVE POWER 17,759,490
	10	SHARED DISPOSITIVE POWER 114,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,874,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.95%
14	TYPE OF REPORTING PERSON* IN

1 Includes 863,760 shares owned by Mr. Frey's children.
2 Shares owned by Mr. Frey's spouse.
3 See fn 1.
4 See fn 2.

SCHEDULE 13D

Page 3 of 4 Pages

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of SFG Financial Corporation, a Delaware Corporation (the "Issuer"). The Principal offices of the Issuer are located at PO Box 623 Syosset, NY 11791.

Item 2. Identity and Background

(a) - (c), (f). This statement is being filed by Michael Frey ("Frey").

Frey, whose business address is 20 Crossways Park Drive North, Woodbury, NY 11797, is a businessman. Frey is a citizen of the United States.

(d) and (e). During the last five years, Frey has not been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Frey was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Frey acquired 17,874,478 shares of common stock of the Issuer (the "Shares") pursuant to a Share Exchange Agreement entered into and closed by XLFX, Inc., a New York Corporation ("XLFX"), and each of XLFX's holders of membership interest (the "XLFX Interestholders"). Frey acquired the Shares in exchange for his ownership intrest in XLFX. The shares are owned of record by Frey's entity, M Frey LLC, and by Frey's wife and children. All shares have been calculated post reverse split, on a 1 for 7.351808 basis.

Item 4. Purpose of Transactions

The shares acquired by Frey were issued for the purpose of acquired an interest in the Issuer. Frey does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraph (a) through (j) of Item 4 of Schedule 13D. In the future, Frey may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.
Item 5. Interest in Securities of the Issuer

(a) Frey was issued 17,874,478 shares of common stock of the issuer, which represents approximately 35.95% of the issued and outstanding shares of the issuer..

(b) Frey has the sole power to vote or dispose of 17,559,490 shares of common stock of the Issuer. Frey has shared power to vote or dispose of 114,988 shares of common stock of the Issuer.

(c) Other than the acquisition of the shares reported herein, Frey has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Frey or his spouse has the right to receive or the power to direct the receipt of dividends from, or the procceds from the sale of the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

SCHEDULE 13D

Page 4 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael Frey

January 5, 2008	By:	/s/ Michael Frey
Name: Michael Frey